Mineralys Therapeutics, Inc.
150 N. Radnor Chester Road, Suite F200
Radnor, PA 19087
February 7, 2023
VIA EDGAR
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Mineralys Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-269282
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Mineralys Therapeutics, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on February 9, 2023, or as soon as practicable thereafter.
Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

MINERALYS THERAPEUTICS, INC.

By:	/s/ Jon Congleton
Jon Congleton
Chief Executive Officer

cc:	Adam Levy, Mineralys Therapeutics, Inc.
Cheston J. Larson, Latham & Watkins LLP
Matthew T. Bush, Latham & Watkins LLP
Ilir Mujalovic, Shearman & Sterling LLP